FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Director and Person Discharging Managerial Responsibility (PDMR) on 1 May 2014:

Sir Andrew Witty
GSK Deferred Annual Bonus Plan
Exercise of a nil priced option over 37,182 shares and 14,799 shares granted on 24 February 2011, both of which vested on 24 February 2014 under the GlaxoSmithKline Deferred Annual Bonus Plan. GlaxoSmithKline delivered the net of tax value in shares being 27,549.

Mr D S Redfern
Exercise of a nil priced option over 8,837 shares and 3,518 shares granted on 24 February 2011, both of which vested on 24 February 2014 under the GlaxoSmithKline Deferred Annual Bonus Plan. GlaxoSmithKline delivered the net of tax value in shares being 6,548.

The Company and the above-mentioned Director and PDMR were advised of these transactions on 2 May 2014.

This notification relates to transactions notified in accordance with paragraph 3.1.4R(1)(a) of the Disclosure and Transparency Rules.

V A Whyte
Company Secretary

2 May 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 02, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc